Exhibit 99.3

April 26, 2004

Autorité des Marchés Financiers

Dear Sirs/Mesdames:

Royal Bank of Canada (the “Bank”) – US$750,000,000 3.875% Senior Notes due 2009

We refer to the Prospectus Supplement, dated April 22, 2004 relating to the offering of US$750,000,000 3.875% Senior Notes due 2009, to the short form base shelf prospectus dated October 14, 2003 relating to the offering of up to US$4,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) of the Bank (collectively, the “Prospectus”).

We consent to the use, through incorporation by reference in the Prospectus, of our reports dated November 19, 2002 to the shareholders of the Bank on the following financial statements:

(c)	the consolidated balance sheet of the Bank as at October 31, 2002, and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period then ended, prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada; and

(d)	the consolidated balance sheet of the Bank as at October 31, 2002, and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period then ended, prepared in accordance with accounting principles generally accepted in the United States of America.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

April 26, 2004

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) “Deloitte & Touche LLP”	(signed) “PricewaterhouseCoopers LLP”
Chartered Accountants	Chartered Accountants
Toronto, Ontario	Toronto, Ontario